Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lufax Holding Ltd (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) REVISION OF ANNUAL CAPS UNDER THE PING AN

CONSUMER FINANCE COLLABORATION AGREEMENT

AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalized terms used in this cover shall have the same meanings as those defined in the circular.

A letter from the Board is set out on pages 5 to 14 of this circular. A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 15 to 16 of this circular. A letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 17 to 30 of this circular.

A notice convening the Extraordinary General Meeting of Lufax Holding Ltd to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Tuesday, September 30, 2025 at 2:00 p.m. (Hong Kong time) is set out on pages 38 to 39 of this circular. A form of proxy for use at the Extraordinary General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir-hk.lufaxholding.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 2:00 p.m., Hong Kong time, on Sunday, September 28, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A., the Depositary of the ADSs, must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

Hong Kong, September 4, 2025

-i-

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

“2025 Ping An Consumer Finance Collaboration Supplemental Agreement”	the supplemental agreement dated July 17, 2025 entered into by the Company and Ping An Consumer Finance, which will take effect upon approval by the Independent Shareholders

“ADS(s)”	American Depositary Shares, every one (1) ADS representing two (2) Shares

“ADS Record Date”	August 1, 2025 (close of business in New York time)

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong and indirectly wholly-owned by Ping An Insurance

“Articles of Association”	the ninth amended and restated articles of association of the Company adopted by way of a special resolution of the shareholders passed on April 12, 2023 and effective on April 14, 2023

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company” or “Lufax”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Depositary”	Citibank, N.A., as depositary bank for the ADS program

“Director(s)”	the director(s) of the Company

DEFINITIONS

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be held on September 30, 2025 for the Independent Shareholders to consider and vote on ordinary resolutions to approve the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement (including the Revised Annual Caps))

“Group”	the Company, its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	an independent committee of the Board comprising Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE, being the independent non-executive Directors, to advise the Independent Shareholders in respect of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the transactions contemplated thereunder (including the Revised Annual Caps) which require approval from the Shareholders

“Independent Financial Adviser” or “Anglo Chinese”	Anglo Chinese Corporate Finance, Limited, a licensed corporation to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	the Shareholders, other than those who are required to abstain from voting at the general meeting to be convened to approve the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the respective transactions contemplated thereunder (including the Revised Annual Caps)

DEFINITIONS

“Independent Third Party(ies)”	any entity or person who is not a connected person of the Company within the meaning ascribed to it under the Listing Rules

“Latest Practicable Date”	August 26, 2025, being the latest practicable date for ascertaining information referred to in this circular prior to its publication

“Listing Document”	the listing document of the Company dated April 11, 2023

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“NYSE”	the New York Stock Exchange

“Original Annual Caps”	the original annual caps for General Services and guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement

“Ping An Consumer Finance”	Ping An Consumer Finance Co., Ltd. (平安消費金融有限公司), a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively

“Ping An Consumer Finance Collaboration Agreement”	the collaboration agreement dated April 10, 2023 entered into by the Company and Ping An Consumer Finance

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司 ), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Group

“PRC” or “China”	the People’s Republic of China

DEFINITIONS

“Revised Annual Caps”	the revised annual caps for General Services and guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement)

“RMB”	Renminbi, the lawful currency of the PRC

“Securities and Futures Ordinance” or “SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Share Record Date”	August 1, 2025 (Hong Kong time)

“Shareholder(s)”	the holder(s) of the Shares

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“United States”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent

LETTER FROM THE BOARD

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

Executive Directors:	Registered Office:
Mr. Yong Suk CHO (趙容奭)	Maples Corporate Services Limited
(Chief Executive Officer)	PO Box 309, Ugland House
Mr. Tongzhuan XI (席通專)	Grand Cayman, KY1-1104
Cayman Islands

Non-executive Directors:
Mr. Yonglin XIE (謝永林)	Head Office and Principal Place
Ms. Xin FU (付欣)	of Business in PRC:
Mr. Shibang GUO (郭世邦)	Building No. 6, Lane 2777
Jinxiu East Road
Independent Non-executive Directors:	Pudong New District
Mr. Dicky Peter YIP (葉迪奇) (Chairman)	Shanghai, PRC
Mr. Rusheng YANG (楊如生)
Mr. David Xianglin LI (李祥林)	Principal place of business in Hong Kong:
Ms. Wai Ping Tina LEE (李蕙萍)	Room 1920, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay, Hong Kong

September 4, 2025

To the Shareholders

Dear Sir or Madam,

(1) REVISION OF ANNUAL CAPS UNDER THE PING AN

CONSUMER FINANCE COLLABORATION AGREEMENT

AND

(2) NOTICE OF EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

Reference is made to the announcement of the Company dated July 18, 2025, in relation to the revision of annual caps under the Ping An Consumer Finance Collaboration Agreement.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with (i) a letter of advice from the independent financial adviser to the Independent Board Committee and Independent Shareholders, (ii) a letter of recommendation from the Independent Board Committee and (iii) other information as required under the Listing Rules, and give notice of the Extraordinary General Meeting at which resolutions will be proposed for the Independent Shareholders to consider, and if thought fit, approve the aforesaid matters.

II.	REVISION OF ANNUAL CAPS UNDER THE PING AN CONSUMER FINANCE COLLABORATION AGREEMENT

Reference is made to the Listing Document in relation to, among other things, the Ping An Consumer Finance Collaboration Agreement entered into by the Company and Ping An Consumer Finance on April 10, 2023.

Pursuant to the Ping An Consumer Finance Collaboration Agreement, the Group shall provide certain services to Ping An Consumer Finance (and/or its subsidiaries (if any)), including, among others, (a) labor outsourcing services, (b) credit information consulting services, (c) technology services, (d) other ancillary services (together with labor outsourcing services, credit information consulting services and technology services, collectively the “General Services”), and (e) guarantee services. For the General Services, Ping An Consumer Finance will pay service fees to the Group in respect of the provision of such services. For the guarantee service, the Group’s financing guarantee subsidiary will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to the Group’s financing guarantee subsidiary. The term of Ping An Consumer Finance Collaboration Agreement commenced on April 14, 2023 (being the date of listing of the Shares on the Stock Exchange) and will end on December 31, 2025.

In view of the increasing demand for the General Services and the guarantee services under the Ping An Consumer Finance Collaboration Agreement, the Board expects that the Original Annual Caps would not be sufficient to meet the expected demand. On July 17, 2025, the Company and Ping An Consumer Finance entered into the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement to revise the annual caps for the General Services and the guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement. Save for the Revised Annual Caps, all the terms and conditions of the Ping An Consumer Finance Collaboration Agreement shall remain unchanged. Principal terms and details of the Ping An Consumer Finance Collaboration Agreement are set out in the Listing Document.

LETTER FROM THE BOARD

Reasons for and benefits of the revision of the Original Annual Caps

The Company expects that the Original Annual Caps will be exceeded, which leads to the need to revise the Original Annual Caps after considering the following factors: (a) the total amounts of the General Services fees and the guarantee services fees received by the Group from Ping An Consumer Finance and the maximum monthly average balance of the principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance in the first half of 2025, and (b) the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC. The Original Annual Caps were set in April 2023, and at that time, the Company did not expect the increase in the transaction amount as shown in the first half of 2025. The Company therefore re-assessed the Original Annual Caps in light of the business development in the first half of 2025 and the anticipated demand for the General Services and guarantee services in the coming months. The business of Ping An Consumer Finance, being a subsidiary of the Company, is fully integrated with the business of the Group. The Group believes that business collaboration with Ping An Consumer Finance would be most cost-effective and beneficial to the Group. In view of the benefits of the transactions, the Company considers it is in its interest to increase the volume of such transactions and to revise the Original Annual Caps to cater for such increasing business needs for the Group.

Pricing policies

General Services and guarantee services

For each type of the services provided by the Group, the service fees to be paid to the Group will be determined on the basis of a reasonable transfer pricing method after arm’s length negotiations between the relevant parties taking into consideration various commercial factors such as the nature of the services, the frequency for the Group to provide such services/products, the transaction amount. When there is no market comparable to or available market quotation for services the Group offers to Ping An Consumer Finance, the Group’s service fees will be determined on a cost-plus basis with a reasonable profit margin. When there is a market comparable to services the Group offers to Ping An Consumer Finance, the Group’s service fees shall be within the range of the prevailing market rates applicable to such services. The Group will also ensure that the terms of supplying services to Ping An Consumer Finance are fair and reasonable.

Historical amounts

In respect of the General Services provided by the Group to Ping An Consumer Finance, the transaction amount paid by Ping An Consumer Finance to the Group was RMB403.7 million, RMB722.6 million and RMB707.3 million for each of the two years ended December 31, 2023 and 2024 and the six months ended June 30, 2025, respectively. The actual transaction amounts for the period from January 1, 2025 up to the Latest Practicable Date have not exceeded the original annual cap for the financial year ending December 31, 2025.

In respect of the guarantee services provided by the Group for Ping An Consumer Finance, the maximum monthly average balance of the principal amount guaranteed by the Group for the clients of Ping An Consumer Finance for the years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was RMB6,674.3 million, RMB8,400.0 million and RMB13,657.0 million, respectively, and the guarantee service fees received by the Group from them for each of the two years ended December 31, 2023 and 2024 and the six months ended June 30, 2025 was RMB233.3 million, RMB512.9 million and RMB452.0 million, respectively. The respective actual transaction amounts in relation to the monthly average balance of the principal amount guaranteed by the Group for the clients of Ping An Consumer Finance and the guarantee service fees for the period from January 1, 2025 up to the Latest Practicable Date have not exceeded the respective original annual cap for the financial year ending December 31, 2025.

LETTER FROM THE BOARD

Revision of the Original Annual Caps

The Original Annual Caps under the Ping An Consumer Finance Collaboration Agreement shall be revised as follows:

	For the year ending
	December 31, 2025
	Original	Revised
	Annual Caps	Annual Caps
	(RMB in millions)
General Services
Fees to be paid by Ping An Consumer Finance to the Group	1,176.8	1,835.0
Guarantee Services
Maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance	14,968.0	18,164.0
Guarantee service fees to be received by the Group from Ping An Consumer Finance	749.3	1,147.0

Basis of the Revised Annual Caps

General Services – fees to be paid by Ping An Consumer Finance to the Group

The above Revised Annual Cap for the General Services has been estimated based on the following factors:

(a)

the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between the Group and Ping An Consumer Finance for the two years ended December 31, 2024 and the six months ended June 30, 2025; and

(b)

the expected demand for the General Services from Ping An Consumer Finance taking into account the expected development and growth in the business and operational scale which is supported by favorable government policies on stimulating consumption in the PRC.

LETTER FROM THE BOARD

Guarantee services – maximum monthly average balance of principal amount to be guaranteed by the Group for the clients of Ping An Consumer Finance

The above Revised Annual Cap for the maximum monthly average balance of principal amount guaranteed by the Group for the clients of Ping An Consumer Finance has been determined based on the following factors:

(a)	the historical maximum monthly average balance of the principal amount for the two years ended December 31, 2024 and the six months ended June 30, 2025, and

(b)

the expected increase in Ping An Consumer Finance’s demand for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

Guarantee services – guarantee service fees to be received by the Group from Ping An Consumer Finance

The above Revised Annual Cap for the guarantee service fees to be received by the Group from Ping An Consumer Finance has been estimated based on the following factors:

(a)	the historical transaction amounts for the two years ended December 31, 2024 and the six months ended June 30, 2025; and

(b)

the expected demand of Ping An Consumer Finance for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC.

III.	INTERNAL CONTROL MEASURES

In order to ensure that the terms under relevant agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

(a)

the Company has adopted and implemented a management system on connected transactions to ensure compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions;

(b)	the responsible internal departments of the Company regularly monitor the transaction amounts under the continuing connected transactions between the Group and the connected persons;

LETTER FROM THE BOARD

(c)

the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and aligned with the pricing policy;

(d)	the auditor of the Company will report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules; and

(e)

when considering the fees to be paid by the Group to the connected persons or the fees to be paid by the connected persons to the Group, the Company will continue to regularly research prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by the Independent Third Parties (where applicable), to ensure that the pricing and terms offered by the above connected persons are fair, reasonable and are no less favorable to the Group than those offered to Independent Third Parties.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

IV.	LISTING RULES IMPLICATIONS

Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company as at the Latest Practicable Date, Ping An Consumer Finance is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively as at the Latest Practicable Date, and thus Ping An Consumer Finance is a connected subsidiary of the Company under Rule 14A.16 of the Listing Rules. Accordingly, the transactions contemplated under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratio in respect of the Revised Annual Caps for the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the independent financial adviser) and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

V.	INFORMATION ON THE PARTIES

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

Ping An Consumer Finance is a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. It is principally engaged in consumer finance business in the PRC.

VI.	PERSONS WHO ARE REQUIRED TO ABSTAIN FROM VOTING ON THE RESOLUTIONS AT THE EXTRAORDINARY GENERAL MEETING

The 2025 Ping An Consumer Finance Collaboration Supplemental Agreement was entered into between the Company and Ping An Consumer Finance. Therefore, An Ke Technology and Ping An Overseas Holdings are required to abstain from voting on the relevant resolutions. As at the Latest Practicable Date, An Ke Technology and Ping An Overseas Holdings together hold 66.85% of the issued share capital of the Company. An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Therefore, An Ke Technology and Ping An Overseas Holdings will abstain from voting at the Extraordinary General Meeting.

As at the Latest Practicable Date and to the best knowledge, information and belief of the Directors, save as disclosed in this circular, none of the other Shareholders shall abstain from voting on the resolutions as proposed herein.

VII.	VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules and Article 67 of the Articles of Association, any resolution put to the vote of the meeting shall be decided on a poll save that the chairman may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Accordingly, the resolution set out in the notice of Extraordinary General Meeting will be taken by way of poll. An announcement on the poll results will be published after the Extraordinary General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

VIII.	APPROVAL BY THE BOARD

The Directors have, after due and careful consideration, determined that the terms of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the respective transactions contemplated thereunder (including the Revised Annual Caps): (i) fair and reasonable; (ii) on normal commercial terms or better and in the ordinary course of business of the Group; and (iii) in the interests of the Company and the Shareholders as a whole.

IX.	SHARE RECORD DATE AND ADS RECORD DATE

For determining the Shareholders’ entitlement to attend and vote at the EGM, the Board has fixed the close of business on August 1, 2025, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on August 1, 2025, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

X.	EXTRAORDINARY GENERAL MEETING AND PROXY ARRANGEMENT

The Company proposes to convene the Extraordinary General Meeting at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Tuesday, September 30, 2025 at 2:00 p.m., Hong Kong time).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 2:00 p.m., Hong Kong time, on September 28, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

LETTER FROM THE BOARD

XI.	RECOMMENDATIONS

The Directors (excluding the Independent Board Committee whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular and Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) are of the view that the terms of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) were determined after arm’s length negotiations and the respective transactions contemplated thereunder (including the Revised Annual Caps) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and an executive director, the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance) are deemed or may be perceived to have a material interest in, and as a result have abstained from voting on the Board resolutions in relation to, the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the transactions contemplated thereunder. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions and was required to abstain from voting on the relevant Board Resolution.

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement), and the transactions contemplated thereunder (including the Revised Annual Caps) which require approval from the Shareholders. The Independent Financial Adviser of the Company has been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

The Directors (excluding the Independent Board Committee whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular and Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO who have abstained) recommend the Independent Shareholders to vote in favor of the ordinary resolution to be proposed at the Extraordinary General Meeting.

LETTER FROM THE BOARD

XII.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other material matters the omission of which would make any statement herein or this circular misleading.

XIII.	ADDITIONAL INFORMATION

The letter from the Independent Board Committee to the Independent Shareholders is set out on pages 15 to 16 of this circular. The letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders is set out on pages 17 to 30 of this circular.

By order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of the letter of recommendation from the Independent Board Committee to Independent Shareholders in relation to the proposed revision of annual caps under the Ping An Consumer Finance Collaboration Agreement prepared for the purpose of incorporation in this circular.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

September 4, 2025

To the Independent Shareholders

Dear Sir or Madam,

REVISION OF ANNUAL CAPS UNDER THE PING AN CONSUMER FINANCE COLLABORATION AGREEMENT

We refer to the circular dated September 4, 2025 issued by the Company (the “Circular”) of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed as members of Independent Board Committee to advise the Independent Shareholders in respect of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the respective transactions contemplated thereunder (including the Revised Annual Caps), details of which are set out in the “Letter from the Board” in the Circular. Anglo Chinese has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

We wish to draw your attention to the “Letter from the Board” set out on pages 5 to 14 of the Circular and the “Letter from the Independent Financial Adviser” set out on pages 17 to 30 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account, among other things, the principal factors and reasons considered by, and the advice of, the Independent Financial Adviser as set out in the “Letter from the Independent Financial Adviser” in the Circular, we concur with the view of the Independent Financial Adviser and consider that the terms of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) were determined after arm’s length negotiation, and the transactions contemplated thereunder (including the Revised Annual Caps) are conducted in the ordinary and usual course of business of the Group, are on normal commercial terms or better and, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolution at the Extraordinary General Meeting.

Yours faithfully,

For and on behalf of the Independent Board Committee of

Lufax Holding Ltd

Mr. Dicky Peter	Mr. Rusheng	Mr. David Xianglin	Ms. Wai Ping Tina
YIP	YANG	LI	LEE

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below is the full text of the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the proposed revision of annual caps under the Ping An Consumer Finance Collaboration Agreement for the purpose of inclusion in this circular.

September 4, 2025

To: Independent Board Committee and the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAPS UNDER THE PING AN CONSUMER FINANCE

COLLABORATION AGREEMENT

I.	INTRODUCTION

We refer to the circular of the Company dated September 4, 2025 (the “Circular”) to its Shareholders of which this letter forms part of. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the revision of annual caps under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) for the year ending December 31, 2025 (the “Revision of Annual Caps”), details of which are set out in the letter from the Board contained in the Circular (the “Letter From The Board”) and to make a recommendation to the Independent Shareholders in respect thereof.

As at the Latest Practicable Date (i) Ping An Insurance, through An Ke Technology and Ping An Overseas Holdings, indirectly holds approximately 66.85% of the issued share capital of the Company; and (ii) Ping An Consumer Finance is an indirect non-wholly owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance respectively. Accordingly, Ping An Consumer Finance is a connected subsidiary of the Company and the transactions contemplated under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Revised Annual Caps are higher than 5%, the proposed transactions contemplated thereunder are therefore subject to the reporting, announcement, circular and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to the Listing Rules, the Independent Board Committee comprising all the independent non-executive Directors, who have no interest in the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the transactions contemplated thereunder (including the Revised Annual Caps), has been established to advise the Independent Shareholders in respect of the Revision of Annual Caps as well as the adoption of the Revised Annual Caps.

Apart from normal professional fees for our services to the Company in connection with the engagement described above, no arrangement exists whereby we will receive any fees or benefits from the Company, its subsidiaries, Directors, chief executive, substantial Shareholders or any associates of any of them. As at the Latest Practicable Date, we did not have any relationship with, or interest in, the Company or any other parties that could reasonably be regarded as relevant to our independence. In the two years prior to the Latest Practicable Date, we were engaged as the independent financial adviser in respect of the mandatory unconditional cash offers in relation to the Company as set out in the circular of the Company dated September 27, 2024. Save for the engagement disclosed above, we have not acted as the independent financial adviser to the Company’s other transactions. Accordingly, we consider that we are independent pursuant to Rule 13.84 of the Listing Rules.

II.	BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have reviewed, amongst other things:

(i)	information contained in the announcement of the Company dated July 18, 2025 (the “Announcement”);

(ii)	information contained in the Circular;

(iii)	each of the Ping An Consumer Finance Collaboration Agreement and the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement;

(iv)	the Listing Document;

(v)	information contained in the announcement of the Company in relation to the quarterly update on resumption progress dated July 17, 2025 (the “July 17, 2025 Announcement”); and

(vi)	information contained in the announcements of the Company in relation to the independent review of the trust-based asset repurchase arrangements dated January 27, 2025 and April 23, 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have relied on the truth, accuracy and completeness of the statements, information, opinions and representations contained or referred to in the Circular and the information and representations made to us by the Company, the Directors and the management of the Group (together, the “Management”). We have assumed that all information and representations contained or referred to in the Circular and provided to us by the Management, for which the Management is solely and wholly responsible, are true, accurate and complete in all respects and not misleading or deceptive at the time when the information was provided or made and will continue to be so up to the Latest Practicable Date. Shareholders will be notified of material changes as soon as possible, if any, to the information and representations provided and made to us after the Latest Practicable Date and up to and including the date of the EGM.

We consider the information we have reviewed is sufficient to reach the conclusion set out in this letter and have no reason to doubt the truth, accuracy or completeness of the information provided to us by the Company, and have been advised by the Directors who jointly and severally accept full responsibility, that, having made all reasonable enquiries, confirm that to the best of their knowledge, information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive and there are no other material matters the omission of which would make any statement herein or the Circular misleading. We have not verified or conducted an independent investigation into the business, financial conditions, future prospects or affair of the Group, or any of their respective subsidiaries or associates.

This letter is issued to the Independent Board Committee and the Independent Shareholders solely in connection for their consideration of the revision of the annual caps under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) and the transactions contemplated under such agreements, as well as the adoption of the Revised Annual Caps, and except for its inclusion in the Circular, is not to be quoted or referred to in whole or in part or be used for any other purposes without our prior written consent.

Subject Transactions

In early 2025, the Company’s predecessor auditor raised concerns about certain transactions involving a subsidiary of the Company (the “ Subject Transactions”) as discussed in the Company’s announcement dated January 27, 2025.

The Company’s audit committee subsequently commissioned an independent review, and a summary of the review and its key findings is available in the Company’s announcements dated January 27, 2025 and April 23, 2025.

On July 17, 2025, the Company made a quarterly update announcement stating that it is responding to certain inquiries and comments received from the Stock Exchange. Subject to answering and satisfying the relevant requirements of the Stock Exchange, the Company intends to make further disclosures related to the Subject Transactions when and as appropriate.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As the independent financial adviser, we have reviewed the Company’s announcements dated January 27, April 23, and July 17, 2025 and discussed the matter with the Management who advised that matter set out above does not impact the Revision of Annual Caps. Based on the information provided and our discussions, we have no reason to believe the disclosures are misleading.

Our role is limited to advising the Independent Board Committee and the Independent Shareholders in respect of the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) (including the Revised Annual Caps) and does not extend to verifying the representations made by the Company regarding the Subject Transactions, and we express no opinion on those matters.

III.	PRINCIPAL FACTORS AND REASONS CONSIDERED

1.	Background

Reference is made to (i) the Listing Document, in respect of, among other things, the Ping An Consumer Finance Collaboration Agreement; and (ii) the Announcement and the Circular.

Pursuant to the Ping An Consumer Finance Collaboration Agreement, the Group shall provide to Ping An Consumer Finance (and/or its subsidiaries (if any)) (i) General Services, including, among others, (i)(a) labour outsourcing services; (i)(b) credit information consulting services; (i)(c) technology services; and (i)(d) other ancillary services; and (ii) guarantee services. For the General Services, Ping An Consumer Finance will pay service fees to the Group in respect of the provision of such services. For the guarantee service, the Group’s financing guarantee subsidiary will guarantee the repayment of the loans extended by Ping An Consumer Finance to its clients and, in return, Ping An Consumer Finance will pay guarantee service fees to the Group’s financing guarantee subsidiary. The terms of Ping An Consumer Finance Collaboration Agreement commenced on April 14, 2023 (being the date of listing of the Shares on the Stock Exchange) and will expire on December 31, 2025.

As stated in the Letter From The Board, in view of the increasing demand for the General Services and the guarantee services under the Ping An Consumer Finance Collaboration Agreement, the Board expects that the Original Annual Caps would not be sufficient to meet the expected demand for the year ending December 31, 2025. On July 17, 2025, the Company and Ping An Consumer Finance entered into the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement to revise the annual caps for the General Services and the guarantee services for the year ending December 31, 2025 under the Ping An Consumer Finance Collaboration Agreement. Save for the Revised Annual Caps, all the terms and conditions of the Ping An Consumer Finance Collaboration Agreement shall remain unchanged.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	Information of the Group

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions in the PRC.

3.	Information on Ping An Consumer Finance

Ping An Consumer Finance is a limited liability company established under the laws of the PRC on April 9, 2020, which is an indirect non-wholly-owned subsidiary of the Company and is owned as to 70% and 30% by the Company and Ping An Insurance, respectively. It is principally engaged in consumer finance business in the PRC.

4.	Information on Ping An Insurance

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span insurance, banking, asset management and technology businesses.

5.	Reasons for and benefits of the revision of the Original Annual Caps

As stated in the Letter From The Board, the Company expects the Original Annual Caps will be exceeded based on (i) the total amounts of the General Services fees and the guarantee services fees received by the Group from Ping An Consumer Finance and the maximum monthly average balance of the principal amount to be guaranteed by the Group for clients of Ping An Consumer Finance in the first half of 2025; and (ii) the expected development and growth in Ping An Consumer Finance’s business which is supported by favorable government policies on stimulating consumption in the PRC. When the Original Annual Caps were established in April 2023, the Company did not anticipate the significant increase in transaction volume that occurred in the first half of 2025 as a result of these supportive government policies.

According to the announcement by the PRC government on March 16, 2025, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued the “Special Initiatives Plan to Boost Consumption” (提振消費專項行動方案), while encouraging financial institutions to increase the issuance of personal consumption loans with controllable risks. The National Financial Regulatory Administration (the “NFRA”), according to a press release dated March 14, 2025, issued a notice requiring financial institutions to develop consumer finance to help boost consumption and better address consumers’ financial needs to support the aforementioned special initiatives, outlining targeted measures to refine consumer-finance policy, including increasing financial support to meet the needs of both consumers and supply-side enterprises, appropriately relaxing credit limits and extend repayment terms to support large outlays on durable goods and long term services, encourage creditworthy borrowers facing temporary financial distress to negotiate repayment arrangements and requiring financial institutions to launch special actions supporting trade-in programme for consumer goods and implementing fiscal interest subsidies for consumer loans.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Moreover, according to the press release by the National Bureau of Statistics of China dated July 15, 2025, total retail sales of consumer goods reached RMB24.55 trillion in the first half of 2025, representing a year-on-year increase of 5%, of which year-on-year growth of the second quarter of 2025 was 5.4%, representing an acceleration of growth by 0.8 percentage points as compared to the first quarter of 2025. The Deputy Commissioner of the National Bureau of Statistics of China further stated that the PRC government remains optimistic on consumption in the PRC economy in the second half of 2025 along with the continuous deployment of the plan on special initiatives to boost consumption to promote the sustained and healthy development of the consumer market.

As stated in the Letter From The Board, the Directors believe that business collaboration with Ping An Consumer Finance would be both cost-effective and beneficial to the Group and consider the Revision of Annual Caps to be in the interest of the Company and Shareholders as a whole. As discussed with the Company, Ping An Consumer Finance’s business utilises artificial intelligence, blockchain and cloud computing and other technologies, such as automatic speech recognition, text-to-speech and natural language processing to improve efficiency of customer transactions while lowering labour costs by achieving a high level of automatic response rate regarding customer enquiries and post-lending customer services.

Having considered (i) the favourable government policies; and (ii) the advantages of Ping An Consumer Finance’s technological platform, we concur with Management’s view that the business collaboration with Ping An Consumer Finance will be more cost-effective and beneficial to the Group, and it is in the Group’s interest to increase the volume of such transactions and to revise the Original Annual Caps to cater for such increasing business needs.

6.	Principal terms of the Ping An Consumer Finance Collaboration Agreement

As set out in the Letter From The Board, save for the Revised Annual Caps, all the terms and conditions of the Ping An Consumer Finance Collaboration Agreement will remain unchanged. Please refer to the Letter From The Board and the Listing Document for the principal terms and details of the Ping An Consumer Finance Collaboration Agreement.

We have discussed with the Company and have been advised that (i) when there is no market comparable to or available market quotation for services the Company offers to Ping An Consumer Finance, the fees will be determined on a cost plus basis with a reasonable profit margin, whereby the profit margin is assessed by an independent professional consultancy firm, and (ii) when there is a market comparable for services the Company offer to Ping An Consumer Finance, the fees shall be within the range of the prevailing market rates applicable to such services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

7.	Proposed Revised Annual caps

Historical transaction amounts, Original Annual Caps and Revised Annual Caps

Set out below is a summary of (i) the historical transaction amounts in respect of the General Services and guarantees services provided by the Group to Ping An Consumer Finance for the six months ended June 30, 2025; (ii) the Original Annual Caps; and (iii) the respective utilisation rates. As stated in the Letter From The Board, as at the Latest Practicable Date, none of the actual transaction amounts stated below exceeded the Original Annual Caps.

Table 1 – Historical transaction amounts,

Original Annual Caps and Revised Annual Caps of General Services fees to be paid by Ping An Consumer Finance to the Group

(“General Services Fees”)

	For the year ended December 31,		For the six months
	2023	2024	ended June 30, 2025
(RMB million)
Historical transaction amounts	403.7	722.6	707.3
Original Annual Caps	774.4	956.0	1,176.8
Utilisation rate	52.1%	75.6%	60.1%
Revised Annual Cap	N/A	N/A	1,835.0

As illustrated above, the historical transaction amount for the six months ended June 30, 2025 in respect of the General Services Fees was approximately RMB707.3 million, representing a utilisation rate of approximately 60.1% of the Original Annual Caps. The historical transaction amount of General Services Fees for the year ended December 31, 2024 was approximately RMB722.6 million, representing a yearly increase of approximately 79.0% from the same period in 2023.

The Revised Annual Cap for the General Services Fees is proposed to be RMB1,835.0 million, representing an increase of 55.9% from the Original Annual Cap for the General Services Fees. As set out in the Letter From The Board, the Revised Annual Caps in respect of the General Services fees to be paid by Ping An Consumer Finance to the Group was estimated based on (i) the historical transaction amounts and the growth trend under the existing business cooperation and services provision arrangements between the Group and Ping An Consumer Finance for the two years ended December 31, 2024 and the six months ended June 30, 2025; and (ii) the expected demand for the General Services from Ping An Consumer Finance taking into account the expected development and growth in the business and operational scale, which is supported by favourable government policies on stimulating consumption in the PRC.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Table 2 – Historical transaction amounts, Original Annual

Caps and Revised Annual Caps of maximum monthly average balance of principal amount to be guaranteed by the Group for clients of Ping An Consumer Finance

(“Balance Guaranteed”)

	For the year ended December 31,		For the six months
	2023	2024	ended June 30, 2025
(RMB million)
Historical transaction amounts	6,674.3	8,400.0	13,657.0
Original Annual Caps	8,245.0	11,160.0	14,968.0
Utilisation rate	80.9%	75.3%	91.2%
Revised Annual Cap	N/A	N/A	18,164.0

As illustrated above, the historical transaction amount for the six months ended June 30, 2025 in respect of the Balance Guaranteed was approximately RMB13,657.0 million, representing a utilisation rate of approximately 91.2% of the Original Annual Cap. The historical transaction amount of Balance Guaranteed for the year ended December 31, 2024 was approximately RMB8,400.0 million, representing a yearly increase of approximately 25.9% from the same period in 2023.

The Revised Annual Cap for the Balance Guaranteed is proposed to be RMB18,164.0 million, representing an increase from the Original Annual Cap of 21.4%. As set out in the Letter From The Board, the Revised Annual Cap in respect of the Balance Guaranteed was estimated based on (i) the historical Balance Guaranteed for the two years ended December 31, 2024 and the six months ended June 30, 2025; and (ii) the expected increase in Ping An Consumer Finance’s demand for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favourable government policies on stimulating consumption in the PRC.

Table 3 – Historical transaction amounts, Original Annual Caps and Revised Annual Caps of guarantee services fees to be received by the Group from Ping An Consumer Finance

(“Guarantee Services Fees”)

	For the year ended December 31,		For the six months
	2023	2024	ended June 30, 2025
(RMB million)
Historical transaction amounts	233.3	512.9	452.0
Original Annual Caps	424.5	559.4	749.3
Utilisation rate	55.0%	91.7%	60.3%
Revised Annual Cap	N/A	N/A	1,147.0

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As illustrated above, the historical transaction amount for the six months ended June 30, 2025 in respect of the Guarantee Services Fees was approximately RMB452.0 million, representing a utilisation rate of approximately 60.3% of the Original Annual Cap. The historical transaction amount of Guarantee Services Fees for the year ended December 31, 2024 was approximately RMB512.9 million, representing a yearly increase of approximately 119.8% from the same period in 2023.

The Revised Annual Cap for the Guarantee Services Fees is proposed to be RMB1,147.0 million, representing an increase from the Original Annual Cap of 53.1%. As set out in the Letter From The Board, the Revised Annual Cap in respect of the Guarantee Services Fees was estimated based on (i) the historical transaction amounts for the two years ended December 31, 2024 and the six months ended June 30, 2025; and (ii) the expected demand of Ping An Consumer Finance for the Group’s guarantee services taking into account the expected development and growth in Ping An Consumer Finance’s business which is supported by favourable government policies on stimulating consumption in the PRC.

As illustrated by Table 1 and Table 3 above, the annualised transaction amounts under the Ping An Consumer Finance Collaboration Agreement for the General Services Fees and the Guarantee Services Fees (RMB1,414.6 million and RMB904.0 million, respectively) will exceed the Original Annual Caps for the year ending December 31, 2025.

We note that the high utilisation rates represented by historical transaction amounts the for the six months ended June 30, 2025 under the Ping An Consumer Finance Collaboration Agreement correspond with the Group’s second quarter unaudited operational highlight as set out in the July 17, 2025 Announcement where (i) outstanding balance of consumer finance loans of the Group was RMB54.5 billion as of June 30, 2025, representing an increase of 29.8% year-on-year for the same period of 2024; and (ii) new consumer finance loans enabled was RMB28.9 billion in the quarter ended June 30, 2025, representing an increase of 30.6% year-on-year for the same period of 2024.

Having considered (i) the growth of the transaction amounts of the General Services Fees and the Guarantee Services Fees for the two years end December 31, 2024 and the six months ended June 30, 2025 and that the annualised transaction amounts, referred to above, are expected to exceed the Original Annual Caps; (ii) the historical Balance Guaranteed for the six months ended June 30, 2025 representing 91.2% of utilisation rate of the Original Annual Caps; and (iii) as advised by the Management expected demand from Ping An Consumer Finance for the General Services and guarantee services under the Ping An Consumer Finance Collaboration Agreement is expected to increase for the second half of 2025, driven by the launch of new product plans in July 2025 and supported by favourable government policies on consumption stimulation, we concur with the view of the Board that there is a need for the Original Annual Caps to be revised for the year ending December 31, 2025.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In assessing the fairness and reasonableness of the Revised Annual Caps, we have discussed with the Management and reviewed the basis of the calculation of the Revised Annual Caps. Based on our review and discussion with the Management, we note that the Revised Annual Caps were calculated with reference to:

(i)	the historical transaction amounts for the six months ended June 30, 2025;

(ii)	the projected transaction amounts for the six months ending December 31, 2025 based on the following factors:

a.

in light of PRC government policies to stimulate consumption and in response to the notice from the NFRA to financial institutions to support the PRC government’s special initiatives as set out in the section headed “Reasons for and benefits of the revision of the Original Annual Caps” of this letter, Ping An Consumer Finance launched new product plans in July 2025, strategically tailored to acquire new targeted customer demographics. Leveraging its expertise in the consumer finance industry and through extensive, ongoing research and analysis, Ping An Consumer Finance identified and targeted underserved customer segments that had not previously been reached by Ping An Consumer Finance. The launch of these new product plans marks a new business approach by Ping An Consumer Finance whose existing products were aimed for a wider range of customers. As advised by the Management, prior to the launch of the new product plans in July 2025, Ping An Consumer Finance conducted a trial launch during the fourth quarter of 2024 and achieved positive results. The projected transaction amount for the six months ending December 31, 2025 in relation to the new product plans is based on the Ping An Consumer Finance’s industry expertise and the results from the trial launch conducted in the fourth quarter of 2024;

b.

a recurring seasonal factor where demand for Ping An Consumer Finance’s products and services increases during the months of November and December, based on past experience of Ping An Consumer Finance. In analysing this pattern, we have reviewed records of monthly historical transaction amounts of transactions under the Ping An Consumer Finance Collaboration Agreement for the year ended December 31, 2023 and December 31, 2024; and

(iii)

a buffer from 3% to 6% for service fees to be received by the Group from Ping An Consumer Finance, and a buffer of 20% for the Balance Guaranteed, to provide the Group with flexibility to cope with any unforeseeable circumstances such as additional demand for related services, particularly on the balance of principal amount to be guaranteed by the Group for clients of Ping An Consumer Finance.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note that the Revised Annual Cap for the Balance Guaranteed is determined using a year-to-date average monthly balance approachNote 1 with high-water-mark protection, incorporating a 20% buffer to account for inherent volatility, rather than being based on the highest single month’s average balance. As advised by the Company’s representatives, the Balance Guaranteed exhibits significant volatility and is challenging to estimate due to unpredictable customer usage patterns, particularly concentrated borrowing activities where large volumes of customers may seek financing within short time period. Such short-term demand surges can elevate the balance to exceptionally high levels, which would compel the Company to apply an unnecessarily elevated cap under conventional methodologies.

The Company believes the adoption of a year-to-date average monthly balance approach serves to smooth temporary fluctuations arising from timing differences or one-off events, ensuring the cap reflects typical operational requirements while avoiding an excessively high limit driven by transient peaks. The Company believes that by focusing on average utilisation with a high-water-mark floor mechanism (where if the cap based on January-to-September averages exceeds that based on January-to-October averages, the higher January-to-September figure is retained), this methodology encourages prudent balance management, provides operational flexibility for normal business fluctuations, and serves the interests of shareholders by preventing exceptional months from artificially inflating the cap.

Note 1	The Company employs a four-step year-to-date average monthly balance approach to determine the Revised Annual Cap for the Balance Guaranteed:

Step 1:	Month-end Balance Projection – The Company estimates the guaranteed balance outstanding at each month-end throughout the twelve months of 2025.

Step 2:

Monthly Average Balance Computation – Monthly average balances are calculated using consecutive month-end figures according to the formula: (Previous Month-end Balance + Current Month-end Balance) ÷ 2. For instance, the July monthly average equals (June month-end balance + July month-end balance) ÷ 2.

Step 3:	Year-to-Date Average (the “YTD Average”) Calculation – Using the monthly averages derived in Step 2, the Company calculates the YTD averages as follows:

–	January YTD average: January monthly average only

–	February YTD average: (January monthly averages + February monthly averages) ÷ 2

–	March YTD average: (January monthly averages + February monthly averages + March monthly averages) ÷ 3

–	This continues until the December YTD average: (January through December monthly averages) ÷ 12

Step 4:

Final Cap Determination with High-Water-Mark Protection – The Company identifies the highest year-to-date average calculated in Step 3 and applies a 20% buffer to establish the final revised annual cap of Balance Guaranteed.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In practice, the Company anticipates that during certain periods in the second half of financial year 2025, the daily balance or average balance for specific periods may exceed the established annual cap. Notwithstanding the potential to exceed temporarily the annual cap, the Company has undertaken to comply with the cap as calculated using the aforementioned methodology rather than any higher daily or period-specific balances that may occur.

In light of the above, particularly given Ping An Consumer Finance’s business nature which supports the Company adopting a year-to-date average monthly balance approach, we are of the view that the Revised Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned.

IV.	INTERNAL CONTROL PROCEDURES FOR THE GROUP’S CONTINUING CONNECTED TRANSACTIONS

As stated in the Letter From The Board, in order to ensure the terms under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement) are fair and reasonable, and no less favourable to the Group than terms available to or from Independent Third Parties, and that the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

(a)

the Company has adopted and implemented a management system on connected transactions to ensure compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions;

(b)	the responsible internal departments of the Company regularly monitor the transaction amounts under the continuing connected transactions between the Group and connected persons;

(c)

the Company’s independent non-executive Directors will conduct an annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and aligned with the pricing policy;

(d)	the auditor of the Company will report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules; and

(e)

when considering the fees to be paid by the Group to the connected persons or the fees to be paid by connected persons to the Group, the Company will continue to research regularly prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by Independent Third Parties (where applicable), to ensure that the pricing and terms offered by connected persons are fair, reasonable and are no less favourable to the Group than those offered to Independent Third Parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have discussed with the Management regarding the authorisations from the Company’s finance department in the internal approval system prior to entering the agreement with connected persons. The Company’s finance department will monitor the continuing connected transactions by evaluating proposed pricing of each of the continuing connected transactions submitted by the other departments. We understand from Management that the Company utilises a financial system to maintain transaction records and, through cross-departmental collaboration, reviews from time to time the aggregate transaction amounts of the continuing connected transactions to ensure that the Group has sufficient annual caps for conducting such transactions in compliance with the Listing Rules. In respect of Balance Guaranteed, the Company reviews the average principal amounts on a monthly basis based on the method described in section “7. Proposed Revised Annual caps” of this letter to ensure that the Group maintains adequate annual caps for guaranteed principal amounts.

We have reviewed ten sets of randomly selected contracts and the corresponding review records from recent transactions covering different types of services under the Ping An Consumer Finance Collaboration Agreement during the period July 2024 to June 2025. We have reviewed the key terms including the price in such samples and note that the pricing model in the samples is in line with assessment from the independent professional consultancy firm or comparable to the applicable prevailing market rates.

Based on our review of the sampled contracts and the review records regarding transactions under the Ping An Consumer Finance Collaboration Agreement, we are not aware of any discrepancy from the internal control procedures stated above in respect of transactions under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement).

Pursuant to Rules 14A.55 and 14A.56 of the Listing Rules, the independent non-executive Directors and auditor of the Company will conduct annual review and provide confirmations regarding the continuing connected transactions of the Company each year. We have discussed with the Company and was advised that the Company will comply with the relevant annual review requirement under the Listing Rules on an on-going basis. As set out in the July 17, 2025 Announcement, the Company has appointed an independent internal control consultant to review the Group’s internal control policies and procedures. We have discussed with Management and understand that Management, in turn, has discussed the internal control procedures described in the Letter From The Board with the independent internal control consultant. As at the Latest Practicable Date, no opinion has been received from the independent internal control consultant in this regard.

Based on the above, nothing has come to our attention that leads us to believe there are any deficiencies in the Company’s internal control as described in the Letter From The Board that would adversely affect the fairness or reasonableness of the Revised Annual Caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

V.	OPINIONS AND RECOMMENDATION

In view of the above principal factors and reasons, we are of the view that the Revision of Annual Caps as well as the adoption of the Revised Annual Caps are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. We, therefore, recommend the Independent Board Committee to recommend, and we also recommend the Independent Shareholders to vote in favour of the ordinary resolution to be put forward at the EGM in relation to the Revised Annual Caps.

Yours faithfully,

For and on behalf of

Anglo Chinese Corporate Finance, Limited

Stephen Clark	Alex Wang
Managing Director	Assistant Director

1.

Mr. Stephen Clark is a licensed person registered with the Securities and Futures Commission and as a responsible officer of Anglo Chinese Corporate Finance, Limited to carry out Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO. He has over 40 years of experience in corporate finance.

2.

Mr. Alex Wang is a licensed person registered with the Securities and Futures Commission to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 6 years of experience in corporate finance.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make this circular or any statement herein misleading.

2.	DISCLOSURE OF INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

(a)	Interests and short positions in the Shares, underlying Shares and debentures of the Company and our associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them had taken or was deemed to have taken under the provisions of the SFO); or (ii) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (iii) to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Interests in Shares or underlying Shares of the Company

Name of Director	Capacity/ Nature of interest	Number of Shares or underlying Shares		Approximate percentage of shareholding interest(1)
Mr. Yong Suk CHO	Beneficial interest	513,575	(2)	0.03%

Notes:

(1)	The calculation is based on the total number of 1,733,377,784 issued and outstanding shares of the Company as at the Latest Practicable Date.
(2)

This represents the aggregate of (i) 13,575 Shares underlying the performance share units held by Mr. Yong Suk CHO under the 2019 Performance Share Unit Plan, and (ii) 500,000 Shares underlying the options held by Mr. Yong Suk CHO under the 2014 Share Incentive Plan, as of Latest Practicable Date.

APPENDIX	GENERAL INFORMATION

The following table lists out the interests of Directors or chief executives in Ping An Insurance, an associated corporation of the Company, as of the Latest Practicable Date:

Name of Director	Associated corporation	Nature of interest	Number of shares/ underlying shares		Interest in the relevant class of shares of the associated corporation
Ms. Xin FU	Ping An Insurance	Beneficial owner/ Other(1)	218,402 A shares	(1)	0.00%
Ms. Xin FU	Ping An Insurance	Other(2)	241,596 H shares	(2)	0.00%
Mr. Shibang GUO	Ping An Insurance	Other(3)	14,108 A shares	(3)	0.00%
Mr. Shibang GUO	Ping An Insurance	Other(4)	90,598 H shares	(4)	0.00%
Mr. Yonglin XIE	Ping An Insurance	Beneficial owner/ Other(5)	2,543,574 A shares	(5)	0.02%
Mr. Yonglin XIE	Ping An Insurance	Other(6)	452,992 H shares	(6)	0.01%
Mr. Dicky Peter YIP	Ping An Insurance	Beneficial owner	3,000 H shares		0.00%

Notes:

(1)

This represents the 78,509 A shares beneficially owned by Ms. Xin FU and the 139,893 A shares granted to Ms. Xin FU under the Long-term Service Plan of Ping An Insurance as at the Latest Practicable Date. The 139,893 shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(2)

This represents the 241,596 H shares granted to Ms. Xin FU under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The shares are held by a trust and will be vested upon her retirement subject to certain conditions.

(3)

This represents the 14,108 A shares granted to Mr. Shibang GUO under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(4)

This represents the 90,598 H shares granted to Mr. Shibang GUO under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(5)

This represents the 1,320,296 A shares beneficially owned by Mr. Yonglin XIE and the 1,223,278 A shares granted to Mr. Yonglin XIE under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

(6)

This represents the 452,992 H shares granted to Mr. Yonglin XIE under the Long-term Service Plan of Ping An Insurance as of the Latest Practicable Date. The shares are held by a trust and will be vested upon his retirement subject to certain conditions.

APPENDIX	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which each of them had taken or deemed to have taken under the provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(b)	Other interests

As at the Latest Practicable Date, so far is known to the Directors, except for Mr. Yonglin XIE (a non-executive Director of the Company, and an executive director, the president and co-CEO of Ping An Insurance), Ms. Xin FU (a non-executive Director of the Company and the senior vice president and chief financial officer (financial director) of Ping An Insurance), and Mr. Shibang GUO (a non-executive Director of the Company, and the assistant president and the chief risk officer of Ping An Insurance), no other Director is a director or employee of a company which has an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the issuer under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	DISCLOSURE OF INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Directors or chief executive of the Company, no other person had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to section 324 of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

Name of shareholder	Capacity/Nature of interest	Number of Shares or Underlying Shares(4)		Approximate percentage of shareholding interest(1)
An Ke Technology(2)	Beneficial owner	764,894,583	(L)	44.13%
Ping An Overseas Holdings(2)	Beneficial owner	393,795,905	(L)	22.72%
Ping An Financial Technology(2)	Interest in controlled corporations	764,894,583	(L)	44.13%

APPENDIX	GENERAL INFORMATION

Name of shareholder	Capacity/Nature of interest	Number of Shares or Underlying Shares(4)		Approximate percentage of shareholding interest(1)
Ping An Insurance(2)	Interest in controlled corporations	1,158,690,488	(L)	66.85%
Tun Kung Company Limited(3)	Beneficial owner	129,193,157 20,000,000	(L) (S)	7.45 1.15	% %
Tongjun Investment Company(3)	Interest in controlled corporations	129,193,157 20,000,000	(L) (S)	7.45 1.15	% %
Mr. Wenwei DOU(3)	Interest in controlled corporations	129,193,157 20,000,000	(L) (S)	7.45 1.15	% %
Ms. Wenjun Wang(3)	Interest in controlled corporations	129,193,157 20,000,000	(L) (S)	7.45 1.15	% %

Notes:

(1)	The calculation is based on the total number of 1,733,377,784 issued and outstanding shares of the Company as at the Latest Practicable Date.
(2)

An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

(3)

The long position represents 129,193,157 Shares held by Tun Kung Company Limited, a BVI company, including, as of the Latest Practicable Date, the interest in 67,734,460 Shares which derives from ADSs. The short position represents 10,000,000 ADSs as of the Latest Practicable Date, which represent 20,000,000 Shares, pursuant to certain covered call arrangements by and among Tun Kung Company Limited, Goldman Sachs International, and Goldman Sachs (Asia) L.L.C. As of the Latest Practicable Date, Tongjun Investment Company Limited owned 100% of the issued and outstanding share capital of Tun Kung Company Limited. Tongjun Investment Company Limited is a British Virgin Islands company. Each of the two individuals, Mr. Wenwei DOU and Ms. Wenjun WANG, as nominee shareholder, owns 50% of Tongjun Investment Company Limited’s shares. Therefore, Tongjun Investment Company Limited, Mr. Wenwei DOU and Ms. Wenjun WANG are deemed to be interested in the Shares held by Tun Kung Company Limited.

(4)	The letters “L” and “S” stand for long position and short position, respectively.
(5)

Pursuant to Section 336 of the SFO, if certain conditions are met, the Shareholders are required to submit a disclosure of interest notice. In the event of changes in the shareholding of the Shareholders in the Company, the Shareholders will not be required to notify the Company and the Stock Exchange unless certain conditions are met. Therefore, the latest shareholding of the Shareholders in the Company may be different from the shareholding submitted to the Stock Exchange.

APPENDIX	GENERAL INFORMATION

4.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into any service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors nor any of their respective close associates (as defined under the Listing Rules) had any business or interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group under Rule 8.10 of the Listing Rules.

6.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS OF SIGNIFICANCE

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors were materially interested in contract or arrangement subsisting which was significant in relation to the business of the Group, nor had any Director had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2023, the date to which the latest published audited consolidated financial statements of the Group were made up. There was no contracts or arrangement subsisting as at the Latest Practicable Date in which a Director is materially interested and which is significant in relation to the Group’s business.

7.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claim of material importance and, to the Directors’ best knowledge, there was no litigation or claim of material importance pending or threatened by or against any member of the Group.

8.	MATERIAL ADVERSE CHANGE

Reference is made to the announcements of the Company dated March 28, 2025 (the “March Announcement”), April 23, 2025 (the “April Announcement”) and July 17, 2025. Unless otherwise defined, capitalized terms used herein shall have the same meaning set out in the aforementioned announcements.

On January 28, 2025, the Company has requested the trading halt for the trading of its Shares on the Stock Exchange and as of the Latest Practicable Date, the trading of the Shares is still suspended. As disclosed in the March Announcement and the April Announcement, there is a delay in the publication of the annual results of the Company for the year ended December 31, 2024, the Board resolved to appoint Ernst & Young and Ernst & Young Hua Ming LLP (collectively “EY”) as the auditors of the Company to fill the vacancies following the removal of PwC and PwC ZT, and to appoint EY as the auditors of the Company to hold office until the annual general meeting for the year ending December 31, 2025, and that the Company will engage EY to reaudit the financial statements of the Company for the years ended December 31, 2022 and 2023 (the “Reaudit”).

APPENDIX	GENERAL INFORMATION

As of the Latest Practicable Date, the latest published audited consolidated financial statements of the Group (subject to the Reaudit) were made up to December 31, 2023 and the 2024 Annual Results have not been published and the Reaudit has not been completed. As disclosed in the April Announcement, the Company has engaged an independent appraiser to assess the fair value of the Target Assets purchased through the Subject Trusts. Based on the Independent Investigation’s key findings, and taking into account the assessment provided by the independent appraiser and the accounting adjustments made to the transactions relating to the Discretionary Trusts, at the time of the April Announcement, the Board estimates that, for the financial year ended December 31, 2022, the Company’s consolidated total assets will increase by no more than 0.5% and no substantive change to consolidated net profit. For the financial year ended December 31, 2023, the Company’s consolidated total assets is expected to decrease by no more than 2% and consolidated net profit to decrease by a range from 8% to 15% (i.e., from RMB83 million to RMB155 million). The above unaudited figures are the Board’s estimation at the time of the April Announcement only and may be subject to further changes in relation to the Reaudit. To the best knowledge of the Directors, the aforementioned information, particularly with regard to the current suspension of trading of the Shares, the measures taken and to be taken pursuant to the Resumption Guidance and importantly, the Reaudit and the audit of the 2024 Annual Results, may give rise to material adverse changes in the financial position of the Group as at the Latest Practicable Date, given that the Company is still in the process of conducting the Reaudit and the audit of the 2024 Annual Results as at the Latest Practicable Date and the result of which may retrospectively affect the financial position of the Group as at the Latest Practicable Date.

9.	EXPERT’S QUALIFICATION AND CONSENT

The following is the qualifications of the expert who has been named in this circular or has given opinion or advice contained in this circular:

Name	Qualification
Anglo Chinese Corporate Finance, Limited	A corporation licensed by the SFC to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the Securities and Futures Ordinance

APPENDIX	GENERAL INFORMATION

The expert named above has given and confirmed that it has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter, advice, opinion and/or references to its name, logo and qualifications, in the form and context in which they respectively appear.

As at the Latest Practicable Date, the expert named above:

(a)

did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)

did not have any direct or indirect interest in any assets which had been acquired or disposed of by, or leased to any member of the Group, or was proposed to be acquired or disposed of by, or leased to any member of the Group, since December 31, 2023, being the date to which the latest audited financial statements of the Group was made up.

10.	CORPORATE INFORMATION OF THE COMPANY

(a)

The company secretary of the Company is Ms. Sharon Wing Han LEUNG, who is a Chartered Secretary, a Chartered Governance Professional and a fellow member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom, is also a member of the Hong Kong Institute of Certified Public Accountants.

(b)	The registered office of the Company is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)	The head office of the Company is at Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, PRC.

(d)	The principal place of business of the Company in Hong Kong is at Room 1920, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(e)	This circular is published in both English and Chinese. In case of any inconsistency, the English text shall prevail over the Chinese text.

11.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the website of the Stock Exchange and the website of the Company up to and including the date which is 14 days from the date of this circular:

(a)	the Ping An Consumer Finance Collaboration Agreement; and

(b)	the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Lufax Holding Ltd

陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EXTRAORDINARY GENERAL MEETING”) of Lufax Holding Ltd (the “Company”) will be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China on Tuesday, September 30, 2025 at 2:00 p.m. Hong Kong time, for the following purposes of considering and, if thought fit, passing the following ordinary resolution. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company dated September 4, 2025 (the “Circular”).

ORDINARY RESOLUTION

To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

1.

“That (i) the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement and the proposed revised annual caps for the year ending December 31, 2025, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That (ii) any one Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Ping An Consumer Finance Collaboration Agreement (as amended by the 2025 Ping An Consumer Finance Collaboration Supplemental Agreement).”

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on August 1, 2025, Hong Kong time, as the record date of Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Holders of record of the ADSs as of the close of business on August 1, 2025, New York Time, are entitled to provide voting instructions to the Depositary and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

ATTENDING THE EXTRAORDINARY GENERAL MEETING

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the Extraordinary General Meeting.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the Extraordinary General Meeting. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir-hk.lufaxholding.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Extraordinary General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A., the Depositary for the ADSs. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 2:00 p.m., Hong Kong time, on Sunday, September 28, 2025 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Extraordinary General Meeting; and Citibank, N.A. must receive your voting instructions as an ADS holder by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Extraordinary General Meeting.

By Order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

Hong Kong, September 4, 2025

As of the date of this notice, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.